UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 21, 2026

Arbutus Biopharma Corporation

(Exact name of registrant as specified in its charter)

British Columbia, Canada	001-34949	98-0597776
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

701 Veterans Circle

Warminster, Pennsylvania 18974

(Address of Principal Executive Offices) (Zip Code)

(267) 469-0914

(Registrant's telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☒	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, without par value	ABUS	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events.

On August 21, 2026, Arbutus Biopharma Corporation (the “Company”) issued a press release announcing its plans to launch a modified “Dutch auction” tender offer to purchase up to US$230 million in value of its common shares, at a price ranging from US$5.00 to US$5.75.

Additional Information Regarding the Tender Offer

The tender offer described above has not yet commenced, and there can be no assurances that the Company will commence the tender offer on the terms described herein or at all. On the commencement date of the tender offer, the Company will file a tender offer statement on Schedule TO, including an offer to purchase and accompanying issuer bid circular, letter of transmittal and other tender offer materials, with the Securities and Exchange Commission (“SEC”) and applicable Canadian securities regulatory authorities. The tender offer will only be made pursuant to the offer to purchase and accompanying issuer bid circular, the related letter of transmittal and the other tender offer materials filed as part of the Schedule TO. When available, shareholders of the Company should read carefully the offer to purchase and accompanying issuer bid circular, the related letter of transmittal and other tender offer materials because they will contain important information, including the terms and conditions of the tender offer. Once the tender offer commences, shareholders of the Company will be able to obtain a free copy of the tender offer statement on Schedule TO, the offer to purchase, letter of transmittal and other documents that the Company will be filing with the SEC at the SEC’s website at www.sec.gov and the System for Electronic Data Analysis and Retrieval of the Canadian Administrators (SEDAR+) at www.sedarplus.ca and in the investors section of the Company’s website at investor.arbutusbio.com, or from the Company’s information agent for the tender offer.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description

99.1	Press Release dated August 21, 2026
104	Cover page interactive data file (formatted as inline XBRL).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Arbutus Biopharma Corporation

Date: August 21, 2026	By:	/s/ Tuan Nguyen
Tuan Nguyen
Chief Financial Officer